SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 11-K

ANNUAL REPORT

____________________

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

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For the Fiscal Year Ended December 31, 2000

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PENNZOIL-QUAKER STATE COMPANY

THRIFT AND STOCK PURCHASE PLAN

Commission File No. 1-14501

______________________

PENNZOIL-QUAKER STATE COMPANY

Pennzoil Place, P. O. Box 2967

Houston, Texas 77252-2967

(Name of issuer of securities held pursuant to the plan and address of its principal executive office)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee,

Pennzoil-Quaker State Company

Thrift and Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil-Quaker State Company Thrift and Stock Purchase Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, effective December 31, 2000, the Plan was merged into the Pennzoil-Quaker State Company Savings and Investment Plan.

                                                                                                                                        ARTHUR ANDERSEN LLP

Houston, Texas

June 25, 2001

PENNZOIL-QUAKER STATE COMPANY
THRIFT AND STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

	2000	1999

ASSETS:
Investments, at fair value (Note 3)	$ -	$ 34,413,974

Receivables
Employee contributions	-	42,340
Employer contributions	-	16,712
	-	59,052
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 34,473,026

See notes to financial statements.

PENNZOIL-QUAKER STATE COMPANY
THRIFT AND STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

NET ASSETS AVAILABLE FOR BENEFITS,
beginning of year	$ 34,473,026

CONTRIBUTIONS
Employee	350,124
Employer	129,626
Rollovers from qualified plans	55,313
535,063

INVESTMENT INCOME
Dividends and interest	2,350,764
Loan repayment interest	58,315
Net depreciation in fair value of investments (Note 3)	(265,969)
2,143,110

DISTRIBUTIONS AND WITHDRAWALS	(7,259,042)

ADMINISTRATIVE EXPENSES	(11,022)

TRANSFER TO PENNZOIL-QUAKER STATE COMPANY
SAVINGS AND INVESTMENT PLAN (Note 1)	(29,881,135)

NET ASSETS AVAILABLE FOR BENEFITS,
end of year	$ -

See notes to financial statements.

PENNZOIL-QUAKER STATE COMPANY THRIFT AND STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

1. DESCRIPTION OF PLAN:

General

The Pennzoil-Quaker State Company Thrift and Stock Purchase Plan (the Plan) is a defined contribution and profit sharing plan available to certain former employees of Quaker State Corporation, a wholly owned subsidiary of Pennzoil-Quaker State Company (the Company or Pennzoil-Quaker State), and certain employees of subsidiaries of Quaker State Corporation who have reached age 21 and are not participating in the Pennzoil-Quaker State Savings and Investment Plan. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Effective December 31, 2000, the Plan was merged into the Pennzoil-Quaker State Company Savings and Investment Plan (the Savings and Investment Plan). Accordingly, net assets available for benefits of $29,881,135 were transferred to the Savings and Investment Plan.

Plan Administration

The Plan is administered by an administrative committee (the Administrative Committee) consisting of at least three members appointed by the Board of Directors of the Company. Fidelity Management Trust Company is sole trustee of the Plan. All administrative expenses are borne by the Company with the exception of fees for investment management and loan processing fees for participant loans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2000, the Plan was amended to restrict contributions to the Plan only to employees of Blue Coral, Inc., a wholly owned subsidiary of Pennzoil-Quaker State and the Company's Canadian subsidiaries, Quaker State, Inc. and Valley Camp, Inc.

Effective January 1, 2000, the Plan was amended to allow participants who have attained age 55 to direct full shares of Pennzoil-Quaker State common stock held in company matching contributions accounts, profit sharing accounts, Tye profit sharing accounts, and ESOP accounts to be liquidated and the proceeds invested among the other funds.

Effective February 1, 2000, the Plan was amended to allow participants whose employment with the Company is terminated to receive a single lump sum payment for all tax deferred contribution units, thrift contribution units, Company profit sharing contribution units, Company matching contribution units, prior Blue Coral 401(k) units, vested prior Slick 50 matching units, Tye profit sharing units, ESOP contribution units, and rollover contribution units credited to his or her accounts.

Effective February 1, 2000, the Plan was amended to require repayment of all loans made to a participant upon his or her death or termination of employment with the Company.

Contributions

Under the Plan, certain participants may elect to make contributions on a tax-deferred basis in the form of a salary reduction (Tax-Deferred Contributions) up to the lesser of 15% of their compensation or $10,500 (as adjusted annually by the Internal Revenue Service (IRS)). Some highly compensated employees are limited to lower contributions to satisfy IRS discrimination testing limits. In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (Thrift Contributions) of up to 6% of their compensation; however, the sum of the Thrift Contributions and the Tax-Deferred Contributions cannot exceed 15% of the participant’s compensation. For contribution purposes, not more than $170,000 of a participant’s compensation (as adjusted annually by the IRS) can be taken into account for any one calendar year. Subject to limitations, the Company will make contributions (Company Matching Contributions) in an amount equal to 50% of a participant’s total contributions paid each pay date up to a maximum of 6% of that participant’s gross salary. In addition, the Plan accepts rollover contributions from employees’ former employer qualified plans and conduit IRAs.

Investment Options

All Company contributions are invested in Pennzoil-Quaker State common stock; however, participants may select any one or more of the funds for their contributions in 1% increments. Employee contributions are invested, as designated by participating employees, in eight mutual funds, one money market fund and/or Pennzoil-Quaker State common stock. A separate account is maintained for each participant that reflects the participant’s contributions, employer contributions, and the participant’s allocable share of the Plan’s investment earnings.

Participant Loans

A participant may apply to the Administrative Committee of the Plan to borrow from his or her accounts, subject to certain limitations. Each loan is to be repaid over a period not to exceed five years or ten years for certain loans related to a participant’s primary residence.

The interest rate applied to a new loan is the current prime rate as reported in the Wall Street Journal plus one percent. Principal and interest payments are generally made through payroll deductions and are credited to the participant’s individual employee loan account(s).

At the merger date, there were 385 loans to participants, maturing from 2001 to 2009, with interest rates ranging between 7.95% and 9.5%. As of December 31, 1999, there were 581 loans to participants, maturing from 2000 to 2007, with interest rates ranging between 8.0 % and 9.5%.

Vesting

Participants are fully vested in all contributions made to the Plan plus actual earnings thereon.

Participant Accounts and Benefit Payments

An account is maintained for each participant, which is credited daily with the participant’s contributions and an allocation of Company matching and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s account. Benefits are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Withdrawals

Withdrawals may be made from either an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the Administrative Committee of the Plan. After-tax withdrawals result in the participant's forfeiture of the right to participate in the Plan for 180 days. Pretax withdrawals are allowed only when the participant's age is 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days.

Distribution of Benefits

Benefits that are vested are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Termination or Amendment of the Plan

The Plan may be terminated, amended, or modified by the Board of Directors of the Company at any time. Upon complete or partial termination of the Plan, or complete discontinuance of contributions, the rights of each affected participant to amounts credited to his or her accounts shall be nonforfeitable.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented under the accrual basis of accounting. Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. There are no such amounts at December 31, 2000 and 1999.

Asset Valuation

The Plan's investments were reflected in the accompanying financial statements at year-end current values, which represented fair values. For common stock, fair value was determined by using the applicable closing price of the common stock as listed on the New York Stock Exchange on the last trading day of the Plan year. For all mutual funds, fair value was determined based on the closing price of the mutual fund as listed on the applicable stock exchange on the last trading day of the Plan year. Dividend income was recorded on the ex-dividend date. Interest income was recorded as earned.

Net appreciation or depreciation in fair value of investments consists of realized gains or losses on sales of investments and unrealized appreciation or depreciation in fair value of investments.

3. INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2000	1999
Pennzoil-Quaker State Company common stock	$ -	$ 7,392,671
Fidelity Magellan Fund	-	4,312,503
Fidelity Contra Fund	-	3,884,285
Fidelity Growth & Income Fund	-	9,195,070
Fidelity Retirement Money Market Fund	-	2,252,605

During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $265,969 as follows:

Common stock	$ 1,865,532
Mutual funds	(2,131,501)
$ (265,969)

4. NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,
	2000	1999
Net Assets:
Common stock	$ -	$ 4,522,044
Money market accounts	-	159,474
Employer contributions receivable	-	16,712
	$ -	$ 4,698,230

Year Ended December 31, 2000
Changes in Net Assets:
Employer contributions	$ 129,626
Dividends and interest	1,079
Net appreciation in fair value of investments	1,418,736
Distributions and withdrawals	(1,091,315)
Transfer to Pennzoil-Quaker State Company Savings and
Investment Plan	(5,047,830)
Transfers among funds	(108,526)
$ (4,698,230)

5. FEDERAL INCOME TAXES:

The IRS has determined and informed the Company by a letter dated January 27, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (IRC). Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Thrift Contributions are included in the participant’s income in the year the payroll deductions are made and are not deductible by the participant for federal income tax purposes. Tax-Deferred Contributions are not included in the participant’s income for federal income tax purposes and, therefore, are not subject to federal income tax or withholding at the time of contribution.

Company Matching Contributions and earnings reinvested into the various funds are not taxable to the participant until distributed or a deemed distribution of a loan has occurred.

6. RELATED-PARTY TRANSACTIONS:

Certain Plan investments were shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company was the trustee as defined by the Plan and, therefore, those transactions qualified as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $11,022 for the year ended December 31, 2000.

SIGNATURE

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.

                                                                                                                         PENNZOIL-QUAKER STATE COMPANY

                                                                                                                        THRIFT AND STOCK PURCHASE PLAN

                                                                                                                        By S/N STEVEN D. MEAD

                                                                                                                       Steven D. Mead

                                                                                                                       Chairman of the Administrative Committee

June 25, 2001

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                 As independent public accountants, we hereby consent to the incorporation of our report dated June 25, 2001, included in this Form 11-K, into Pennzoil-Quaker State Company's previously filed Registration Statement File No. 333-72835.

                                                                                                                                        ARTHUR ANDERSEN LLP

Houston, Texas

June 25, 2001